November 7, 2008

Mail Stop 6010

Stephen J. Fanning
Chairman, President and Chief Executive Officer
Thermage, Inc.
25881 Industrial Boulevard
Hayward, CA 94545

> **Re: Thermage, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed November 3, 2008**
> **File No. 333-152948**

Dear Mr. Fanning:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Distribution, page 106

1.   We note your response to prior comment 3. Given that the relative interests of the Reliant equity holders will change in the spin off, we are unable to agree that the Distribution is pro rata. Accordingly, if the issuer is unable to rely on an exemption from registration, it should register the Distribution on an appropriate form.

Exhibit 5

2.   We will continue to evaluate your response to prior comment 1 after you file the final version of exhibit 5. We assume that the exhibit will not seek to carve out or make assumptions regarding relevant California law.

Exhibit 8

3.   We will continue to evaluate your response to prior comment 2 after you file the final version of exhibit 8. That exhibit must clearly state that counsel is not able to opine on the tax consequence, why counsel is not able to opine, and the possible outcomes and risks to investors. An exhibit that merely opines on the manner in which consequences are disclosed in the prospectus is not sufficient.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Chris F. Fennell, Esq.—Wilson Sonsini Goodrich & Rosati P.C.